

October 4, 2012

Via E-Mail
Mr. Jeffrey F. Glajch
Vice President of Finance and Administration
    and Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

> **Re: Graham Corporation**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed June 7, 2012**
> **File No. 001-08462**

Dear Mr. Glajch:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/Brian Cascio

                                            Brian Cascio
                                            Accounting Branch Chief